Exhibit (a)(5)(OO)

[Letterhead EON]

March 2007

Dear Endesa Shareholder,

It has been more than a year since we announced our offer to acquire Endesa. The acceptance period is now open and we offer you as a shareholder of Endesa € 38.75* per share in cash. Let’s be clear: only our offer is available to all shareholders and we’re pleased that it’s now time for you to make your decision. As a shareholder, you have only until March 29, 2007 to accept our offer.

€ 38.75* PER ENDESA SHARE FOR EVERY SHAREHOLDER ONLY UNTIL MARCH 29, 2007

We have a clear strategy for Endesa and we at E.ON are convinced that the combination of E.ON and Endesa will bring benefit to Spanish consumers and the Spanish economy.

ENDESA'S BOARD OF DIRECTORS VIEWS OUR OFFER FAVORABLY

Endesa’s Board of Directors has stated that E.ON has offered a fair price and has underlined the attractiveness of the all-cash offer to its shareholders.

The time has come for you to decide whether you want to benefit from our attractive offer, which is only available to you until March 29, 2007. To capture € 38.75* cash per share, you will need to instruct your broker or bank holding your shares to sell them in the E.ON tender. Make sure that your bank or broker receives your tender instructions with sufficient time to tender your shares before the acceptance period ends on March 29, 2007.

I thank you in advance for your support. We are looking forward to progressing with our offer for Endesa which we believe adds value to Endesa and its shareholders.

Yours sincerely,

[Signature]

Wulf H. Bernotat
Chief Executive Officer, E.ON AG

A prospectus has been filed with the CNMV and is available at the registered offices of E.ON, Endesa, Santander Investment and the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as in the CNMV itself. The prospectus is also available on E.ON’s website www.eonsi.com (English version for NON-US residents only), Endesa’s website, www.endesa.es and on the CNMV’s website www.cnmv.es. If you have any questions, or would like to request a hard copy of the prospectus and related documentation, please call the Information Agent on the following freephone numbers:

Spain: 00 800 7710 9971 EU: 00 800 7710 9970 * This amount can be reduced by any dividend paid by Endesa before the announcement of the acceptance level of the bid

On January 26, 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.